EXHIBIT 8.1

SUBSIDIARIES OF ELETROBRAS

Name (Direct Control)	Percentage of Shareholding
EEletronorte	99.69%
CChesf	99.58%
FFurnas	99.67%
CCGT Eletrosul (1)	99.96%
EEletropar	83.71%

1.  The increase of our interest in CGT Eletrosul is due to our contribution to paid-in capital conducted in August 2022.